SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from              to

COMMISSION FILE NUMBER 1-1136

A.	Full title of the plan and the address of plan, if different from that of the issuer named below:

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

BRISTOL-MYERS SQUIBB COMPANY

345 PARK AVENUE

NEW YORK, NY 10154

(212) 546-4000

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

DECEMBER 31, 2005 AND 2004

REQUIRED INFORMATION

1.	The Financial Statements and Supplemental Schedule of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan, prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended.

2.	Exhibits: Exhibit 23. Consent of PricewaterhouseCoopers LLP, Independent Registered Public Accounting Firm.

SIGNATURE

The Plan

Pursuant to the requirements of the Securities Exchange Act of 1934, the Bristol-Myers Squibb Company Savings Plan Committee has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized.

BRISTOL-MYERS SQUIBB COMPANY EMPLOYEE INCENTIVE THRIFT PLAN

Date: June 20, 2006	By:	/s/ Andrew R. J. Bonfield
Andrew R. J. Bonfield Chief Financial Officer Chairman, Bristol-Myers Squibb Company Savings Plan Committee

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

INDEX TO FINANCIAL STATEMENTS AND SCHEDULE

DECEMBER 31, 2005

Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 (“ERISA”) have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of

the Bristol-Myers Squibb Company Employee

Incentive Thrift Plan and the Savings

Plan Committee of Bristol-Myers Squibb Company

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the “Plan”) at December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at Year End) as of December 31, 2005 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

Philadelphia, Pennsylvania

June 12, 2006

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

AS OF DECEMBER 31, 2005 AND 2004

(Dollars in Thousands)	2005	2004
Assets:

Interest in Savings Plan Master Trust	$71,064	$75,295
Loans to participants	772	730

Total investments	71,836	76,025

Receivables:

Employer contributions	33	29
Employee contributions	73	68
Due from Bristol-Myers Squibb Company Savings and Investment Program	1,648	—

Total receivables	1,754	97

Net Assets Available for Benefits	$73,590	$76,122

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

(Dollars in Thousands)	2005	2004
ADDITIONS:

Employer contributions	$870	$851
Employer contribution settlement	1,628	—
Employee contributions	2,656	2,967
Other income	—	3

Total additions	5,154	3,821

DEDUCTIONS:

Distributions and withdrawals	(6,507)	(8,247)
Administrative expenses	(1)	(1)
Plan’s share of net investment loss in Savings Plan Master Trust	(1,010)	(1,710)
Net transfer	(168)	(2,552)

Total deductions	(7,686)	(12,510)

Net deductions	(2,532)	(8,689)

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of Year	76,122	84,811

End of Year	$73,590	$76,122

The accompanying notes are an integral part of these financial statements.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1—DESCRIPTION OF PLAN

General

The Squibb Employee Incentive Thrift Plan became effective on July 1, 1973 as one of two successor plans to the original Squibb Employee Incentive Thrift Plan which was adopted effective January 1, 1968 by E.R. Squibb & Sons, Inc., a subsidiary of Squibb Corporation.

On October 4, 1989, Squibb Corporation merged with a subsidiary of Bristol-Myers Company and Bristol-Myers Company changed its name to Bristol-Myers Squibb Company (the Company). Effective January 1, 1991, the name of the Squibb Employee Incentive Thrift Plan was changed to the Bristol-Myers Squibb Company Employee Incentive Thrift Plan (the Plan).

Effective October 1, 1994, the Plan ceased operating within the Bristol-Myers Squibb Company Master Trust and began operating within the Bristol-Myers Squibb Company Savings Plan Master Trust (the Savings Plan Master Trust) maintained by Fidelity Investments (Fidelity). The assets of the Plan were commingled within the Savings Plan Master Trust with the assets of the Bristol-Myers Squibb Company Savings and Investment Program (the Savings Program).

On April 1, 1999, the Bristol-Myers Squibb Puerto Rico, Inc. Savings and Investment Program (the Puerto Rico Program) assets were transferred from Northern Trust to Fidelity and began operating within the Savings Plan Master Trust. The assets of the Plan were then combined within the Savings Plan Master Trust with the assets of the Savings Program and the assets of the Puerto Rico Program.

The Savings Plan Master Trust Statement, presented in Note 6, includes the interests of the Plan, the Savings Program and the Puerto Rico Program.

The Bristol-Myers Squibb Company Savings Plan Committee (the Committee) is the Administrator of the Plan and named fiduciary for Plan assets.

Effective March 1, 2003, the Program was amended to eliminate the six-month waiting period for new entrants to the Program. Eligible employees may participate in the Program following their date of hire, although the company matching contributions do not begin until an eligible employee has attained six months of service as prescribed by the Program.

Contributions

In general, any union employee who is covered by a collective bargaining agreement that provides for participation in the Plan and who meets certain service requirements is eligible to participate in the Plan. An employee electing to participate in the Plan can elect to contribute up to 25% of his or her Annual Benefit Salary or Wages (as defined in the Plan) on an after-tax basis or to reduce his or her compensation by up to 25% and have such amount contributed on his or her behalf on a pre-tax basis subject to applicable limitations. Participants may also elect a combination of contributions up to a combined total of 25%, both on an after-tax and pre-tax basis. The Company contributes a matching contribution of 75% for each dollar that the participant contributes, whether the contributions are made on a pre-tax or after-tax basis, of the first 6% of the participant’s pay.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

Contributions of participants and the Company are remitted to Fidelity on a bi-weekly basis and are recorded on an accrual basis. All investment decisions are self directed by participants. During the years ended December 31, 2005 and 2004 participant contributions were invested in any one or more of the following funds which comprise the Savings Plan Master Trust: Company Stock Fund, Fidelity Equity-Income Fund, Fixed Income Fund, Fidelity Select Equity Small Capitalization Collective Trust Fund, Fidelity Growth Company Fund, Fidelity U.S. Bond Index Fund, Fidelity U.S. Equity Index Commingled Pool, Fidelity U.S. Equity Index Commingled Pool Class 2, Fidelity Puritan Fund, Fidelity Retirement Money Market Portfolio, the Dreyfus Appreciation Fund, Inc., Managers Special Equity Fund, Vanguard Total International Stock Index Fund, Northern Trust Global Investments Russell 2000 Equity Index Fund and American Funds Euro Pacific Growth Fund – Class R5. The Fidelity Select Equity Small Capitalization Collective Trust Fund was removed from the Plan and replaced by the Northern Trust Daily Russell 2000 Equity Index Fund effective July 1, 2004. The classes of shares were switched for the Fidelity U.S. Equity Index Commingled Pool on January 31, 2005 and the name was modified to reflect the share conversion to the Fidelity U.S. Equity Index Commingled Pool Class 2.

Prior to March 1, 2003, company matching contributions were automatically invested in the Company Stock Fund. These contributions could not be transferred out of the Company Stock Fund unless the participant was 55 years of age or older. Effective March 1, 2003, the Plan was amended to eliminate the requirement that company matching contributions be invested in the Company Stock Fund until age 55. Employees may now invest prior and future company matching contributions in any of the funds available under the Plan. Company matching contributions, invested as indicated by the participant in any one or equally in any two or more of the funds, made to the Plan prior to the January 1, 1991 merger of the Squibb Corporation Incentive Savings and Stock Ownership Plan, are also transferable among the investment funds. Effective as of January 1, 2002, the Company Stock Fund became an Employee Stock Ownership Plan or ESOP.

The Plan was amended to comply with the applicable provisions of the following Federal tax laws (1997-2005):

•	The General Agreement on Tariffs and Trade 1994 (GATT)

•	The Small Business Job Protections Act of 1996 (SBJPA)

•	The Taxpayer Relief Act of 1997 (TRA’97)

•	The Internal Revenue Service (IRS) Restructuring and Reform Act of 1998 (RRA ’98), and

•	The Economic Growth and Tax Relief Reconciliation Act of 2001 (EGTRRA) legislation.

The statutes listed above, with the exception of EGTRRA, are collectively referred to as GUST.

As of July 1, 2002, the Plan was amended to allow for catch up contributions for eligible participants who were 50 years of age or older. The catch-up contribution is intended to give employees who are approaching retirement age the opportunity to make additional pre-tax contributions over the applicable IRS and Plan limits. Generally, if an eligible employee’s contribution rate is at

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

25%, such contributions exceed IRS applicable limits and he or she satisfies the age requirement, then that employee may make catch-up contributions. The catch-up contribution itself is limited to $2 thousand in 2003 and will increase in thousand dollar increments to $5 thousand in 2006. Thereafter, the catch-up contribution limit will be indexed for inflation. There is no Company match on catch-up contributions.

Savings Plan Master Trust Investments

Company Stock Fund – Consists primarily of shares of common stock of Bristol-Myers Squibb Company, which are registered for the purpose of the Plan with the United States Securities and Exchange Commission. From time to time, the Plan may invest in U.S. Government obligations or other investments of a short-term nature, which will ultimately be used for the purchase of shares of Common Stock of Bristol-Myers Squibb Company.

Fixed Income Fund – Consists primarily of a group of annuity contracts issued by various insurance companies to the trustee of the Plan under which the insurance companies provide a guarantee of principal and credit interest at a guaranteed rate. All contracts pay interest on a net basis. Contracts with the John Hancock Mutual Life Insurance Company, Metropolitan Life Insurance Company, New York Life Insurance Company, Principal Mutual Life Insurance Company, Prudential Life Insurance Company, Sun America Life Insurance Company and the Travelers Insurance Co. were in place at December 31, 2005.

From time to time, the Plan may invest in obligations of the U.S. Government or its agencies, bank investment contracts, other investments of a short-term nature and/or investments in qualified commingled trust funds managed by the trustee for the investment in funds of profit sharing and savings plans and programs.

At any point in time, this fund’s average yield will be a combined rate based upon the balances and the interest rates of the investments which comprise the fund, and depend on the amount of contributions invested in the fund, the amounts withdrawn from the fund and the amounts transferred to and from the fund. The fund’s average yield is measured by investment performance using general market reporting methods. The average yield of the Fixed Income Fund for the years ended December 31, 2005 and 2004 was 5.0% and 5.3%, respectively. The crediting interest rate of the Fixed Income Fund at December 31, 2005 and 2004 was 4.9% and 5.0%, respectively. The crediting interest rate at any date is the weighted average of the yields on the individual contracts and other investments in the Fixed Income Fund on that date.

Fidelity Select Equity Small Capitalization Collective Trust Fund – Seeks investment results that exceed the return of the Russell 2000 Index while maintaining a portfolio with risk characteristics similar to the Index. This fund was discontinued effective June 30, 2004 and remaining balances were transferred to the Northern Trust Global Investments Russell 2000 Equity Index Fund.

Northern Trust Daily Russell 2000 Equity Index Fund – Seeks investment results that approximate the overall performance of common stocks included in the Russell 2000 Index.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

American Funds EuroPacific Growth Fund – Class R5 – Seeks to provide capital appreciation through investment in international equities.

Fidelity Equity-Income Fund – Seeks to provide a reasonable income. In pursuing this objective, the fund will also consider the potential for capital appreciation. The fund seeks to provide a yield that exceeds the composite yield of the Standard & Poor’s (S&P) 500 Index.

Fidelity Growth Company Fund – Seeks to provide capital appreciation.

Fidelity U.S. Bond Index Fund – Seeks to provide investment results that correspond to the total return of the bonds in the Lehman Brothers Aggregate Bond Index.

Fidelity Puritan Fund – Seeks to provide income and capital growth consistent with reasonable risk.

Fidelity Retirement Money Market Portfolio – Seeks to provide a high level of current income that is consistent with the preservation of capital and liquidity.

Fidelity U.S. Equity Index Commingled Pool – Seeks to approximate the composition and the total return on the S&P 500 Index.

Fidelity U.S. Equity Index Commingled Pool - Class 2 – Seeks to approximate the composition and the total return on the S&P 500 Index.

Dreyfus Appreciation Fund, Inc. – Seeks to increase the value of investment over the long-term through capital growth. Current income is a secondary objective of this fund.

Managers Special Equity Fund – Seeks to provide capital appreciation through investment in small and medium sized companies.

Vanguard Total International Stock Index Fund - Investor Class – Seeks to approximate the composition and total return of well known international stock indices.

Withdrawals

While remaining in employment, a participant may withdraw all or part of the value attributable to contributions made, subject to certain restrictions of the Plan and excise taxes imposed by the Internal Revenue Code.

Vesting

A participant vests in Company contributions at the rate of 20% for each year of qualifying service so that after five years of qualifying service he or she is 100% vested in Company contributions. Upon death or normal retirement, a participant will become 100% vested regardless of his or her years of qualifying service. If a participant leaves the Company before becoming fully vested, the unvested portion of the Company contributions are forfeited and returned to the Company (See Note 3 for further discussions on

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 1 – DESCRIPTION OF PLAN (Continued)

forfeitures). Participants who return to work for the Company who were partially or fully vested will be reinstated to their previous level of vesting and may immediately enroll in the Plan. A participant is always 100% vested in the amounts attributed to their own contributions – pre-tax, after-tax, rollover contributions from other plans and catch-up contributions.

Loans

While remaining in employment, a participant may request a loan from the Plan. The amount of the loan may not exceed the lesser of (1) 50% of the participant’s entire vested interest under the Plan, determined as of the valuation date, or (2) fifty thousand dollars less the highest outstanding loan balance during the previous twelve months.

Termination of Employment

Upon the termination of a participant’s employment, the participant, or in the event of his or her death, the participant’s spouse or designated beneficiary, may, under varying circumstances, receive (1) a lump sum payment, (2) installment payments over a period not to exceed the joint life expectancy of the participant and the participant’s spouse (five years if payment is by reason of death) or (3) an annuity for employees hired prior to October 1, 1994. In each case the payment will be based on the vested value in the respective funds allocated to the participant.

Net Transfer

A participant’s account may be transferred to or from another savings plan within the Company if their employment status changes such that they become eligible for a different plan. A participant’s account could also be transferred to another company’s savings plan if required under the terms of a divestiture of a business unit. New accounts could be transferred in from another company’s savings plan, if required under the terms of an acquisition of a new company.

NOTE 2 - ACCOUNTING POLICIES

Valuation

Valuation of investments of the Plan represents the Plan’s allocable portion of the Savings Plan Master Trust’s investments. The Savings Plan Master Trust’s investment valuation policies are as follows:

The Company Stock are valued at the last reported sales price at the end of the year or, if there was not a sale that day, the last reported bid price. Common/collective trust funds are valued at the last reported bid price at the end of the year. Fixed Income and money market instruments are valued at cost plus interest earned, which approximates their respective fair values.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – ACCOUNTING POLICIES (Continued)

Shares of the Fidelity mutual funds and other retail mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Investments in guaranteed investment contracts are reported at contract value by the insurance companies. The value of outstanding participant loans is determined based on the outstanding principal balance as of the last day of the Plan year, which approximates fair value.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions to net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in funds that can invest in a combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Payment of Benefits

Benefits are recorded when paid.

Income, Expenses and Realized and Unrealized Gains and Losses on Securities

Interest, dividends, and realized and unrealized gains and losses earned from participation in the Savings Plan Master Trust are allocated to the Plan based upon participants’ account balances and activity. This investment activity is presented on a net basis on the Statement of Changes in Net Assets Available for Benefits as the Plan’s share of net investment income in the Savings Plan Master Trust.

Interest is accrued by the Savings Plan Master Trust as earned, and dividends are recorded on the ex-dividend date.

Purchases and sales of securities are recorded by the Savings Plan Master Trust on a trade-date basis. Realized and unrealized gains and losses are included in net appreciation / depreciation in the fair value of investments in the Statement of Changes in Net Assets Available for Benefits.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 2 – ACCOUNTING POLICIES (Continued)

All expenses incurred by the Plan, other than investment management and trustee fees, which are paid from each fund’s assets, are paid by the Company.

NOTE 3 - TERMINATION FORFEITURES

Forfeitures of amounts contributed by the Company due to terminations, net of amounts reinstated, are used to reduce future Company contributions. Forfeitures are also used to pay certain plan expenses. Forfeitures for the years ended December 31, 2005 and 2004 were $4 thousand.

NOTE 4 - TAX STATUS OF THE PLAN

In the Plan’s latest determination letter dated July 8, 2003, the IRS stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. Although the Plan has been amended since receiving the determination letter, counsel believes that the Plan is qualified and the related Trust is tax-exempt as of December 31, 2005 and 2004.

Under present federal income tax laws and regulations, a participant will not be subject to federal income taxes on the contributions by the employing company, or on the interest, dividends or profits on the sale of securities received by the trustee until the participant’s account is distributed to the participant.

NOTE 5 - TERMINATION OF THE PLAN

Although the Company has not expressed any intent to do so, it has the right to discontinue its contributions and to terminate the Plan in accordance with the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). If the Plan is terminated, the interest of each participant in all funds will vest immediately. In accordance with Plan provisions, the Company has the right to amend or replace the Plan for any reason.

NOTE 6 - MASTER TRUST

The Plan’s share of the Savings Plan Master Trust’s net assets and investment activities is based upon the total of each individual participant’s share of the Savings Plan Master Trust. The Plan’s approximate share of the net assets of the Savings Plan Master Trust at December 31, 2005 and 2004 was 2%.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – MASTER TRUST (Continued)

At December 31, 2005 and 2004, the Statements of Net Assets Available for Benefits of the Savings Plan Master Trust were as follows:

	2005		2004
(Dollars in Thousands)	Cost	Market Value	Cost	Market Value
Assets:

Investments at Fair Value:
*Company Stock Fund Bristol-Myers Squibb Company Common Stock	$865,113	$794,252	$905,972	$924,115
*Fidelity Management Trust Company Institutional Cash Portfolio	6,311	6,311	7,924	7,924
Northern Trust Global Investments Russell 2000 Equity Index Fund	106,044	120,599	104,569	115,665
*Fidelity Puritan Fund	67,016	69,133	53,825	57,301
*Fidelity Equity-Income Fund	195,303	215,095	182,302	204,890
*Fidelity Growth Company Fund	301,927	365,640	308,806	333,671
*Fidelity Retirement Money Market Portfolio	139,160	139,160	110,542	110,542
*Fidelity U.S. Bond Index Fund	105,219	105,367	101,522	104,120
*Fidelity U.S. Equity Index Commingled Pool	—	—	337,783	357,980
*Fidelity U.S. Equity Index Commingled Pool - Class 2	318,412	341,499	—	—
Dreyfus Appreciation Fund, Inc.	51,716	54,458	45,200	47,194
Managers Special Equity Fund	51,399	54,096	36,377	42,522
Vanguard Total International Stock Index Fund	54,213	63,773	29,232	33,651
American Funds EuroPacfic Growth Fund - Class R5	39,677	43,606	9,053	9,803

Fixed Income Fund at Contract Value:

Group Annuity Contracts, New York Life Insurance Company with 2005 interest rates ranging from 4.06% to 6.83% per annum (p.a), varying maturity dates	279,578	279,578	294,659	294,659
Group Annuity Contracts, Metropolitan Life Insurance Company with 2005 interest rates ranging from 3.84% to 4.75% p.a, varying maturity dates	74,962	74,962	46,592	46,592
SunAmerica Life Insurance with a 2005 interest at 4.53% p.a, maturing in 2009	46,182	46,182	44,181	44,181
Group Annuity Contracts, Prudential Life Insurance Company with 2005 interest rates ranging from 4.09% to 4.18% p.a, varying maturity dates	38,408	38,408	33,211	33,211
Group Annuity Contracts, Principal Mutual Life Insurance Company with 2005 interest rates ranging from 4.75% to 6.55% p.a, varying maturity dates	117,524	117,524	164,277	164,277
Group Annuity Contract, John Hancock Mutual Life Insurance Company with 2005 interest rates ranging from 4.03% to 7.47% p.a, varying maturity dates	165,043	165,043	157,612	157,612
Group Annuity Contract, Travelers Insurance Co. with 2005 interest rates ranging from 2.98% to 4.04% p.a, varying maturity dates	90,361	90,361	65,850	65,850

Fixed Income Fund at Fair Value:

*Fidelity Institutional Cash Portfolio Money Market	30,945	30,945	24,245	24,245

Total Investments	3,144,513	3,215,992	3,063,734	3,180,005
Dividends Receivable	—	9,650	—	10,089

Net Assets	$3,144,513	$3,225,642	$3,063,734	$3,190,094

*	Denotes a party-in-interest to the Program.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – MASTER TRUST (Continued)

The total investment income of the Savings Plan Master Trust for the years ended December 31, 2005 and 2004 were as follows:

(Dollors in Thousands)	2005	2004
Investment income, net:

Interest income	$50,177	$49,661
Dividend income	61,232	51,700
Net (depreciation) / appreciation in fair value of investments	(24,373)	(436)

Total Investment income	$87,036	$100,925

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 6 – MASTER TRUST (Continued)

The net depreciation in the fair value of the Savings Plan Master Trust investments by fund for the years ended December 31, 2005 and 2004 were as follows:

(Dollars in Thousands)	2005	2004
Company Stock Fund	$(94,491)	$(113,383)
Fidelity Puritan Fund	(721)	1,335
Fidelity Equity-Income Fund	(68)	11,229
Fidelity Growth Company Fund	42,555	35,559
Fidelity U.S. Bond Index Fund	(2,342)	(599)
Fidelity U.S. Equity Index Commingled Pool	(8,800)	35,201
Fidelity U.S. Equity Index Commingled Pool - Class 2	24,881	—
Dreyfus Appreciation Fund, Inc.	1,278	1,786
Fidelity Select Equity Small Capitalization Collective Trust Fund	—	8,403
Managers Special Equity Fund	(1,933)	4,704
Vanguard Total International Stock Index Fund	6,638	3,788
Northern Trust Daily Russell 2000 Equity Index Fund	5,188	10,773
American Funds EuroPacific Growth Fund - Class R5	3,442	768

	$(24,373)	$(436)

NOTE 7 – ERISA LITIGATION

In December 2002 and the first quarter of 2003, the Company and others were named as defendants in five class actions brought under ERISA in the U.S. District Courts for the Southern District of New York and the District of New Jersey. These actions were consolidated in the Southern District of New York under the caption In re Bristol-Myers Squibb Co. ERISA Litigation, 02 CV 10129 (LAP). An Amended Consolidated Complaint was served on August 18, 2003. A Second Amended Consolidated Complaint was filed on May 27, 2005. The Second Amended Consolidated Complaint was brought on behalf of four named plaintiffs and a putative class consisting of all participants in, or beneficiaries of, the Savings Program at any time between January 1, 1999 and March 10, 2003 whose accounts included investment in the Company stock. The named defendants were the Company, the Committee, thirteen individuals who presently serve on the Committee or who served on the Committee in the recent past, Charles A. Heimbold, Jr. and Peter R. Dolan (the past and present Chief Executive Officers, respectively, of the Company). The Second Amended Consolidated Complaint generally alleged that the defendants breached their fiduciary duties under ERISA during the class period by, among other things, imprudently investing assets of the Savings Program in the Company stock; misrepresenting and failing to disclose truthful and adequate information about the Company stock as a Savings Program investment; and operating under conflicts of interest. In addition, all defendants except Heimbold and Dolan were alleged to have engaged in transactions prohibited under ERISA by causing the Savings Program to acquire Company stock, and the Company, Heimbold and Dolan were alleged to have failed to monitor the other Program fiduciaries. These ERISA claims were predicated upon factual allegations concerning, among other things: the safety, efficacy and commercial viability of a Company product; the Company’s sales incentives to certain wholesalers and the inventory levels of those wholesalers; and alleged certain anticompetitive behavior.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 7 – ERISA LITIGATION (Continued)

On June 6, 2005, counsel for plaintiffs and the Company entered into a Stipulation and Agreement of Settlement (Settlement). The U.S. District Court for the Southern District of New York preliminarily approved the Settlement on June 22, 2005. On October 12, 2005, the Court conducted a Fairness Hearing, granted final approval of the Settlement and awarded attorneys’ fees totaling $8.7 million. The Settlement provides for certification, for Settlement purposes only, of a class consisting of all persons who were participants in, or beneficiaries of, (i) the Savings Program; (ii) the Puerto Rico Program; and (iii) the Plan (collectively, the Qualified Plans), at any time between January 1, 1999 and March 10, 2003 and whose accounts in such plans included investments in the Bristol-Myers Squibb Company Stock Fund (excluding the individual defendants). The Settlement provides that the Company pay to the Savings Plan Master Trust $41.2 million less plaintiffs’ attorneys’ fees, settlement administration costs and $5 thousand to each of the four named plaintiffs (the Net Settlement Amount). The Net Settlement Amount of $32.2 million was paid to the Savings Plan Master Trust on November 21, 2005. The plaintiffs’ attorneys’ fees and the payments to the named plaintiffs were made on November 29, 2005. The settlement administration costs were $314 thousand. The distribution of the proceeds of the Settlement to class members was made on March 8, 2006 in accordance with the plan of allocation that was approved by the Court in October 2005. The plan of allocation included a certain amount of Settlement proceeds being transferred to the Zimmer Holdings, Inc. Savings and Investment Program, Zimmer Holdings Inc. Puerto Rico Savings and Investment Program, and the Matrix Plan through the L’Oreal Savings Plan. The allocation of the Net Settlement Amount broken down by plan is as follows: the Savings Program $28.7 million; the Plan $1.6 million; the Puerto Rico Program $759 thousand; Zimmer Holdings, Inc. Savings and Investment Program $937 thousand; Zimmer Holdings Inc. Puerto Rico Savings and Investment Program $27 thousand; and Matrix Plan via L’Oreal Savings Plan $111 thousand. The Net Settlement Amount was invested in the Fidelity Retirement Money Market Fund from November 21, 2005 to March 8, 2006. The interest earned on the Net Settlement Amount was approximately $385 thousand (the “Interest”) and was distributed to the class members on March 15, 2006. The allocation of the Interest broken down by plan is as follows: the Savings Program $344 thousand; the Plan $20 thousand; the Puerto Rico Program $9 thousand; Zimmer Holdings, Inc. Savings and Investment Program $10 thousand; and Matrix Plan via L’Oreal Savings Plan $1 thousand. In addition, the Company agreed that (i) no proceeds that the Qualified Plans may receive from In re Bristol-Myers Squibb Co. Secur. Litig., Master File No. 02-CV-2251 (LAP) (the Securities Litigation) would be used to offset any monies paid pursuant to the Settlement, (ii) there would be no restriction to the participants’ ability to diversify their matching contributions under the Qualified Plans for at least five years from the Settlement’s effective date, (iii) it would re-notify current participants in the Qualified Plans about the fact that they can designate the Qualified Plan fund into which their Company matching funds will be invested, and (iv) it would make an educational program concerning diversification of investments available to Qualified Plan participants, and would keep that or a similar program in place for at least five years. No employee benefit plan was a named defendant in the litigation, and no costs incurred with respect to the litigation have been borne directly by any employee benefit plan. The allocated Net Settlement Amount of $1.6 million and the allocated Interest of $20 thousand that were paid to the Savings Plan Master Trust on November 21, 2005 is reflected in the accompanying financial statements as a receivable due from the Savings Program.

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

NOTES TO FINANCIAL STATEMENTS

NOTE 8 – RELATED PARTY TRANSACTIONS

Certain Plan investments are shares in registered mutual funds or units in pooled investment funds managed by affiliates of Fidelity Management Trust Company (Fidelity Trust). Fidelity Trust is the trustee as defined by the Plan. The transactions involving the registered mutual funds are exempt party-in-interest transactions pursuant to the Department of Labor Class Exemption 77-4 and the transactions involving the pooled investment funds are exempt party-in-interest transactions pursuant to Section 408(b)(8) of ERISA. The Plan also invests in shares of the Company. The Company is the plan sponsor and, therefore, these transactions qualify as exempt party-in-interest transactions. In addition, certain Plan participants borrowed from the Plan. As of December 31, 2005 and 2004, the outstanding loans of the Plan participants were $772 thousand and $730 thousand, respectively, with interest rates ranging from 5.00% to 10.50% and varying maturity dates. Plan participants are a party-in-interest to the Plan.

NOTE 9 – SUBSEQUENT EVENTS

The Net Settlement Amount of $32.2 million and the interest earned thereon from November 21, 2005 to March 8, 2006, totaling $385 thousand were distributed to class members of the ERISA class action settlement referenced in Note 7 above on March 8 and March 15, 2006, respectively. See Note 7 above for further details describing these events.

SCHEDULE H (Line 4i)

BRISTOL-MYERS SQUIBB COMPANY

EMPLOYEE INCENTIVE THRIFT PLAN

SCHEDULE OF ASSETS (HELD AT YEAR END)

DECEMBER 31, 2005

(IN THOUSANDS)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost Value	Current Value
* Plan participant	Participant loans, with varying maturity dates		$772

	Interest rates: 5.00% to 10.50%

*	Denotes a party-in-interest to the Plan.

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